PLATA RESOURCES, INC.

2911 Park Avenue
PasayCity, Metro Manila
Philippines

April16, 2008

Filed through Edgar

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.
20549

Attention:                                Mr. Sean Donahue
                  Division of Corporate Finance

Dear Mr. Sean:

Re:           Registration Statement on Form S-1
Amendment #2
File No. 333-148984
Filed on April 2, 2008

I have received from Lawler & Associates, 29377 Rancho California Road, Suite 204, Temecula, California, 92592 a copy of page 5 previous filed within Form S-1 – amendment #1 on April 2, 2008.

In connection therewith, I wish to advise you that amendment #2 reflects the elimination of the words “within the meaning of Section 27A of the Securities Act of 1933”.

Thank you for recommending the above noted change.

Yours very truly;
Plata Resources, Inc.

Per: DEXTER R. CALISO
Chief Executive Officer

c/c	Lawler & Associates